Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANYNOTE

(SECOND QUARTER OF 2023)

COMPANY PROFILE AND CONTACT INFORMATION

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Bai Tao

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Registered Capital	RMB28.265 billion
(Working Capital):

Note:

This summary of solvency quarterly report is prepared in accordance with the relevant requirements under the “Solvency Regulatory Rules II for Insurance Companies” issued by the former China Banking and Insurance Regulatory Commission (the “Former CBIRC”) and the “Notice for Defining the Policy of Transitional Period for the Implementation by Life Insurance Companies of the ‘Solvency Regulatory Rules for Insurance Companies No. 15: Public Disclosure of Solvency Information’ issued by the Solvency Supervision Department of the CBIRC”.

Corporate License Number of Insurance Institution
(Insurance Business License):	No. 000005

Business Commencement Date:	June 30, 2003

Business Scope:	Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Contact Name:	He Zheng

Contact Office Telephone Number:	010-63631371

Contact Mobile Phone Number:	13671210021

Contact Email Address:	c-rossinfo@e-chinalife.com

1.	STATEMENT BY THE BOARD OF DIRECTORS AND THE MANAGEMENT

This report has been approved by the Board of Directors of the Company. The Board of Directors and the management of the Company warrant that the information contained in this report is true, accurate, complete and legally compliant and there are no false representations, misleading statements contained in or material omissions from this report, and severally and jointly accept legal responsibility for the above.

The statement is hereby given.

(1)	Voting by all Directors on the quarterly report

Name of Directors	For	Against	Abstain
Bai Tao	✓
Li Mingguang	✓
Wang Junhui	✓
Zhuo Meijuan	✓
Lam Chi Kuen	✓
Zhai Haitao	✓
Huang Yiping	✓
Chen Jie	✓

(2)

Is there any Director who is unable to warrant the truthfulness, accuracy, completeness and compliance of the information contained in the quarterly report or has a dissenting opinion on this?   (Yes  ☐            No  ⬛)

2.	BASIC INFORMATION

(1)	Shareholding Structure, Shareholders and Their Changes During the Reporting Period

1)	Shareholding structure and its changes

Unit: Ten thousand shares

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer and distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	—	—	—	—	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	—	—	—	—	744,118	26.33
Total	2,826,471	100.00	—	—	—	—	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective controller

The effective controller of the Company is the Ministry of Finance of the PRC. As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top ten shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares

Name of shareholder	Nature of shareholder	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged	Number of shares frozen
China Life Insurance (Group) Company	State-owned legal person	—	1,932,353	68.37%	—	—
HKSCC Nominees Limited	Overseas legal person	-18	732,600	25.92%	—	—
China Securities Finance Corporation Limited	State-owned legal person	—	70,824	2.51%	—	—
Central Huijin Asset Management Limited	State-owned legal person	—	11,717	0.41%	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	684	4,861	0.17%	—	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	-410	1,454	0.05%	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	125	1,436	0.05%	—	—
National Social Security Fund Portfolio 114	Other	360	1,298	0.05%	—	—
China International Television Corporation	State-owned legal person	—	1,000	0.04%	—	—
National Social Security Fund Portfolio 503	Other	800	800	0.03%	—	—

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of the Stock Exchange do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

4)	Shareholdings of the Directors, Supervisors and senior management

No relevant circumstance occurred during the reporting period.

5)	Equity transfer during the reporting period

No relevant circumstance required for reporting by the regulatory rules during the reporting period.

(2)	Directors, Supervisors and Senior Management of the Head Office

1.	Basic information of the Directors, Supervisors and senior management of the head office

1)	Basic information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Bai Tao	March 1963	Doctoral degree in Economics	May 2022	Chairman of the Board of Directors, Executive Director	Yin Bao Jian Fu (2022) No. 361

Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company

Chairman of the Board of Directors of China Guangfa Bank Co., Ltd.

Vice Chairman of China Society for Finance and Banking

Vice chairman of China Enterprise Confederation

Vice chairman of China Enterprise Directors Association

Mr. Bai became the Chairman of the Board of Directors of the Company in May 2022. He is the Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company. From September 2016 to July 2018, he served as the Deputy General Manager of China Investment Corporation. From July 2018 to January 2020, Mr. Bai served as the President, an Executive Director and the Vice Chairman of The People’s Insurance Company (Group) of China Limited. He was the Chairman of State Development & Investment Corp., Ltd. from January 2020 to January 2022.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Peng	April 1972	Master’s degree in Economics and Master’s degree in Business Administration	As Executive Director and President since October 2022	Executive Director, President	Yin Bao Jian Fu (2022) No. 762 Yin Bao Jian Xu Ke (2022) No. 736	Vice President of China Life Insurance (Group) Company	Mr. Zhao became an Executive Director and the President of the Company in October 2022. He has been the Vice President of China Life Insurance (Group) Company since September 2022. He served as the temporary Person in Charge of the Company from August to October 2022. From 2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company, the Chief Financial Officer of China Life Insurance (Group) Company and an Executive Director of the Company. From 2019 to 2021, he also served as a Director of each of Sino-Ocean Group Holding Limited and China Life Franklin Asset Management Company Limited.

Li Mingguang	July 1969	Master’s degree in Economics and EMBA for the senior management	As Executive Director since August 2019, as Chief Actuary since March 2012	Executive Director, Chief Actuary	Jing Yin Bao Jian Fu (2019) No. 635 Bao Jian Shou Xian (2012) No. 187		Mr. Li became an Executive Director of the Company in August 2019. He has been the Chief Actuary of the Company since March 2012. He served as the Vice President and the Board Secretary of the Company, the Chief Actuary of China Life Pension Company Limited, and a Director of China Life Asset Management Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Junhui	July 1971	Doctoral degree in Finance	August 2019	Non-executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President and Director of China Life Asset Management Company Limited

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Insurance (Overseas) Company Limited

Chairman of China Life AMP Asset Management Company Limited

Director of China United Network Communications Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Chairman of the Insurance Asset Management Association of China

Executive Director of the Insurance Association of China

Mr. Wang became a Non- executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been a Director of China Life Insurance (Overseas) Company Limited since June 2020, the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhuo Meijuan	July 1964	Master’s degree in Business Administration	June 2023	Non-executive Director	Jin Fu (2023) No. 81	General Manager of the Business Management Department of China Life Insurance (Group) Company	Ms. Zhuo became a Non-executive Director of the Company in June 2023. She is the General Manager of the Business Management Department of China Life Insurance (Group) Company. From 2016 to 2019, she served as the Deputy General Manager (at the department general manager level) of the Business Management Department of China Life Insurance (Group) Company.

Lam Chi Kuen	April 1953	Higher Diploma in Accounting	June 2021	Independent Director	Yin Bao Jian Fu (2021) No. 503	Independent Non-executive Director of China Cinda Asset Management Co., Ltd Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited	Mr. Lam became an Independent Director of the Company in June 2021.

Zhai Haitao	January 1969	Master’s degrees in International Affairs and Business Administration	October 2021	Independent Director	Yin Bao Jian Fu (2021) No. 778

President and Founding Partner of Primavera Capital Group

Independent Director of China Everbright Environment Group Limited

Independent Director of China Everbright Water Limited

Independent Director of Lianyin Venture Capital Co., Ltd. (a wholly-owned subsidiary of China UnionPay Group)

Mr. Zhai became an Independent Director of the Company in October 2021.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Huang Yiping	March 1964	Doctoral degree in Economics	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Jinguang Chair Professor of Finance and Economics and the Associate Dean of the National School of Development of Peking University

Director of the Institute of Digital Finance of Peking University

Deputy Secretary-General of China Society for Finance and Banking

Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China

Chairman of the Academic Committee of China Finance 40 Forum

Member of Chinese Economists 50 Forum

Member of the Decision- making Advisory Committee of Guangdong Provincial People’s Government

Director of Shanghai Pu Shan New Finance Development Foundation

Mr. Huang became an Independent Director of the Company in July 2022.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Invited Expert (Advisor) of the 2nd Fintech Cooperation Committee of Asian Financial Cooperation Association

Vice Chairman of the Professional Committee on the Study of Regional Finance of the Society of Public Finance of China

Executive Director and Vice Chairman of the Ninth Session of the Board of Directors and member of the Academic Committee of China Institute of Rural Finance

Editor in Chief of China Economic Journal

Deputy Editor in Chief of Asian Economic Policy Review

Independent Director of Ant Group Co., Ltd.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Chen Jie	April 1970	Doctoral degree in Civil and Commercial Law	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Director and researcher of the Commercial Law Research Unit of the Institute of Law of Chinese Academy of Social Sciences

Member of Chinese Legal System Committee of China Democratic League

Vice Chairman of China Business Law Society

Executive Director of the Institute of Commercial Law of China Law Society

Executive Director of the Institute of Securities Law of China Law Society

Director of the Institute of Insurance Law of China Law Society

Member of the Securities and Futures Expert Group of the China Securities Regulatory Commission

Member of the Appeal Review Committee of the Shenzhen Stock Exchange

Ms. Chen became an Independent Director of the Company in July 2022.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Expert Member on “Holding Shares and Exercising Shareholders’ Rights” of China Securities Investor Services Center

Member of the Expert Advisory Committee of Beijing Financial Court

Arbitrator of Beijing Arbitration Commission/ Beijing International Arbitration Center

Arbitrator of Shenzhen Court of International Arbitration

Arbitrator of China International Economic and Trade Arbitration Commission

Arbitrator of Shanghai International Economic and Trade Arbitration Commission

2)	Basic information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Cao Weiqing	September 1965	Master’s degree in Economics	October 2022	Chairman of the Board of Supervisors	Yin Bao Jian Fu (2022) No. 762		Mr. Cao became the Chairman of the Board of Supervisors of the Company in November 2022. He is a member of the Party Committee of the Company. He successively served as the Secretary to the Discipline Inspection Committee, the Chairman of the Board of Supervisors and a Vice President of China Life Asset Management Company Limited from 2016 to 2022.

Niu Kailong	September 1974	Doctoral degree in Economics	October 2021	Non-Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778	General Manager of the Strategic Planning Department of China Life Insurance (Group) Company President of China Life Institute of Finance	Mr. Niu became a Supervisor of the Company in October 2021.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Lai Jun	May 1964	Bachelor’s degree	October 2021	Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778		Mr. Lai became a Supervisor of the Company in October 2021. He has been the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company.

Ye Yinglan	October 1974	Doctoral degree in Economics	June 2023	Employee Representative Supervisor	Jin Fu (2023) No. 82		Ms. Ye became an Employee Representative Supervisor of the Company in June 2023. She has been the General Manager of the Comprehensive Finance Department of the Company since July 2023. She successively served as an Assistant to the General Manager and the Deputy General Manager of the Finance Department, the Deputy General Manager, the Deputy General Manager (responsible for daily operations) and the General Manager of the Finance Management Department, and the General Manager of the Fund Sales Management Department of the Company from 2009 to 2023.

3)	Basic information of the senior management of the head office

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President, Chief Risk Officer	Yin Bao Jian Xu Ke (2018) No. 63	Director of China Life Ecommerce Company Limited	Mr. Ruan became the Vice President of the Company in April 2018. He has been the Chief Risk Officer of the Company since December 2022. He successively served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department and the Chief Information Technology Officer of the Company from 2016 to 2018.

Yang Hong	February 1967	EMBA for the senior management	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019, and the General Manager of the Operation and Service Center of the Company from January 2018 to August 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Process and Operation Management Department of the Company from 2011 to 2018.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Guodong	November 1967	Bachelor’s degree	October 2019	Assistant to the President, Board Secretary	Jing Yin Bao Jian Fu (2019) No. 851 Yin Bao Jian Fu (2023) No. 83		Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the Board Secretary of the Company since February 2023. He served as the General Manager of Jiangsu Branch of the Company from July 2018 to October 2022. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company.

Bai Kai	June 1974	Postgraduate	April 2022	Assistant to the President	Yin Bao Jian Fu (2022) No. 283		Mr. Bai became an Assistant to the President of the Company in April 2022. He served as the General Manager of Hubei Branch of the Company from March 2020 to November 2022. During the period from 2017 to 2020, he successively served as the Deputy General Manager and the Deputy General Manager (responsible for daily operations) of Hubei Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Chongmiao	October 1969	Doctoral degree in Law	July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Liu Fengji	October 1969	EMBA for the senior management	December 2021	Person in Charge of Audit	Yin Bao Jian Fu (2021) No. 1032		Mr. Liu became the Person in Charge of Audit of the Company in December 2021. During the period from October 2021 to December 2021, he served as a temporary Person in Charge of Audit of the Company. From February 2021 to September 2022, he served as the General Manager of the Audit Department of the Company. During the period from February 2018 to February 2021, he served as the General Manager of Tianjin Branch of the Company. From 2016 to 2018, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Hu Jin	November 1971	Master’s degree in Economics	February 2023	Person in Charge of Finance	Yin Bao Jian Fu (2023) No. 82		Ms. Hu became the Person in Charge of Finance of the Company in February 2023. She has been the General Manager of the Finance Department of the Company since June 2020. From October 2022 to February 2023, she served as a temporary Person in Charge of Finance of the Company. From June 2020 to March 2021, she served as the General Manager of the Shared Service Center (Financial Segment) of the Company. From August 2019 to June 2020, she served as the Deputy General Manager (responsible for daily operations) of the Finance Department and concurrently acted as the Deputy General Manager of the Shared Service Center (Financial Segment) of the Company. From 2013 to 2019, she successively served as the Deputy General Manager of the Finance Department, the Deputy General Manager of the Accounting Department and the Deputy General Manager (responsible for daily operations) of the Accounting Department of the Company.

All information set forth in the table 1) – 3) is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of the summary of this report:

1)

Mr. Li Mingguang ceased to be the Vice President of the Company from May 2023. Due to the adjustment of work arrangements, Mr. Li Mingguang tendered his resignation to the Company from his role as the Chief Actuary of the Company on August 4, 2023, which took effect on the same date. On August 4, 2023, as considered and approved at the 27th meeting of the seventh session of the Board of Directors of the Company, Mr. Li Mingguang was appointed as the President of the Company, and his qualification as the President of the Company is still subject to the approval of the National Administration of Financial Regulation (the “NAFR”). Before the grant of approval, the Board of Directors has designated Mr. Li Mingguang as a temporary person in charge of the Company.

2)	Mr. Zhan Zhong ceased to be the Vice President of the Company from June 2023.

3)

As elected by the third extraordinary general meeting 2022 of the Company and upon approval by the NAFR, Ms. Zhuo Meijuan has been a Non-executive Director of the seventh session of the Board of Directors of the Company since June 21, 2023.

4)

As elected by the tenth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the NAFR, Ms. Ye Yinglan has been an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company since June 21, 2023.

5)

Due to the adjustment of work arrangements, Ms. Wang Xiaoqing tendered her resignation to the Board of Supervisors of the Company from her role as an Employee Representative Supervisor of the Company on June 21, 2023, which took effect on the same date.

6)

Due to the adjustment of work arrangements, Ms. Hu Zhijun tendered her resignation to the Board of Supervisors of the Company from her role as an Employee Representative Supervisor of the Company on June 29, 2023, which took effect on the same date. On August 4, 2023, as considered and approved at the 27th meeting of the seventh session of the Board of Directors of the Company, Ms. Hu Zhijun was appointed as the Person in Charge of Audit of the Company, and her qualification as the Person in Charge of Audit of the Company is still subject to the approval of the NAFR. Before the grant of approval, the Board of Directors has designated Ms. Hu Zhijun as a temporary Person in Charge of Audit of the Company. Mr. Liu Fengji ceased to be the Person in Charge of Audit of the Company.

7)	Ms. Liu Hui has been the Vice President of the Company since July 27, 2023.

8)

Due to the adjustment of work arrangements, Mr. Zhao Peng tendered his resignation to the Company from his roles as the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company on August 4, 2023, which took effect on the same date.

9)

On August 4, 2023, as considered and approved at the 27th meeting of the seventh session of the Board of Directors of the Company, Ms. Hou Jin was appointed as the Chief Actuary of the Company, and her qualification as the Chief Actuary of the Company is still subject to the approval of the NAFR. Before the grant of approval, the Board of Directors has designated Ms. Hou Jin as the temporary Chief Actuary of the Company.

10)	Mr. Zhao Guodong has been the Vice President of the Company since August 4, 2023.

11)	Mr. Bai Kai has been the Vice President of the Company since August 4, 2023.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: RMB million

No.	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount
1	China Life Asset Management Company Limited	Subsidiary	1,680	1,680	—	60.00%	60.00%	—
2	China Life Pension Company Limited	Subsidiary	2,626	2,626	—	70.74%	70.74%	—
3	China Life Nianfeng Insurance Agency Co., Ltd.	Subsidiary	—	—	—	90.81%	90.81%	—
4	New Aldgate Limited	Subsidiary	1,168	1,168	—	100.00%	100.00%	—
5	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	502	502	—	99.98%	99.98%	—
6	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	502	502	—	99.98%	99.98%	—
7	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	521	521	—	99.98%	99.98%	—
8	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	521	521	—	99.98%	99.98%	—
9	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	4,048	4,048	—	99.98%	99.98%	—
10	Shanghai Rui Chong Investment Co., Limited	Subsidiary	6,100	6,100	—	100.00%	100.00%	—
11	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	2,835	2,835	—	90.00%	90.00%	—
12	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	1,680	1,680	—	99.98%	99.98%	—
13	Golden Phoenix Tree Limited	Subsidiary	264	264	—	100.00%	100.00%	—
14	Glorious Fortune Forever Limited	Subsidiary	—	—	—	100.00%	100.00%	—
15	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	6,916	6,916	—	99.99%	99.99%	—
16	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	1,316	1,316	—	99.95%	99.95%	—
17	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	2,181	2,181	—	100.00%	67.38%	-32.62%
18	China Life (Beijing) Health Management Company Limited	Subsidiary	1,530	1,530	—	100.00%	100.00%	—
19	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	2,602	3,771	1,169	99.90%	99.90%	—
20	Sunny Bamboo Limited	Subsidiary	2,359	2,359	—	100.00%	100.00%	—

			Number of shares held or cost			Shareholding percentage
No.	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount
21	Golden Bamboo Limited	Subsidiary	3,101	3,101	—	100.00%	100.00%	—
22	Fortune Bamboo Limited	Subsidiary	2,435	2,435	—	100.00%	100.00%	—
23	CL Hotel Investor, L.P.	Subsidiary	285	285	—	100.00%	100.00%	—
24	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	4,111	4,111	—	99.99%	99.99%	—
25	COFCO Futures Company Limited	Associated corporation	1,339	1,339	—	35.00%	35.00%	—
26	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	1,223	1,223	—	30.57%	30.57%	—
27	AVIC Investment Holding Limited	Associated corporation	6,000	6,000	—	16.70%	16.70%	—
28	China Life Property and Casualty Insurance Company Limited	Associated corporation	9,600	9,600	—	40.00%	40.00%	—
29	China United Network Communications Limited	Associated corporation	21,801	21,801	—	10.03%	10.03%	—
30	Wonders Information Co., Ltd.	Associated corporation	3,898	3,898	—	20.32%	20.32%	—
31	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	192	192	—	18.31%	16.84%	-1.47%
32	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	7,301	7,301	—	81.63%	81.63%	—
33	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	20,000	10,000	-10,000	43.86%	43.86%	—
34	China Power Investment Nuclear Power Co., Ltd.	Associated corporation	8,000	8,000	—	26.76%	26.76%	—
35	China Guangfa Bank Co., Ltd.	Associated corporation	53,199	53,199	—	43.69%	43.69%	—
36	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	250	250	—	13.09%	13.09%	—
37	Sino-Ocean Group Holding Limited	Associated corporation	11,246	11,246	—	29.59%	29.59%	—

			Number of shares held or cost			Shareholding percentage
No.	Company name	Type of company	At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount
38	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	3,780	3,780	—	60.00%	60.00%	—
39	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	Joint venture	2,129	2,361	232	60.00%	60.00%	—
40	China Life Vanke No. 1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	—	59.82%	59.82%	—
41	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	—	59.82%	59.82%	—
42	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	8,451	8,451	—	84.99%	84.99%	—
43	China Life Beautiful Village (Danjiangkou) Industrial Fund Partnership (Limited Partnership)	Joint venture	33	33	—	39.50%	39.50%	—
44	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	230	230	—	51.00%	51.00%	—
45	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	306	306	—	51.00%	51.00%	—
46	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	14,731	15,627	896	50.00%	50.00%	—
47	RXR 1285 Holdings JV LLC	Joint venture	1,215	1,215	—	51.55%	51.55%	—

Note:	The figures shown in the “Number of shares held or cost” column in this table refer to the amount of investment cost.

(4)	Violation of Laws and Regulations

1)	Administrative punishments imposed on the Company by financial regulators and other governmental departments during the reporting period:

During the reporting period, 13 administrative punishments were imposed on the divisions of the Company at all levels, with an amount of penalty totaling RMB4.0248 million. Such punishments included, among others, warning and penalty. For specific information, please logon to the official website of the Company (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

2)

Administrative punishments imposed on the Directors, Supervisors and senior management of the Head Office of the Company by financial regulators and other governmental departments during the reporting period:

No relevant circumstance occurred during the reporting period.

3)

Violation of laws by the Directors, Supervisors, management officers at the departmental level of the Head Office or above and senior management officers of the provincial branches of the Company during the reporting period that resulted in them being transferred to judicial authorities:

No relevant circumstance occurred during the reporting period.

4)	Regulatory measures adopted by the Former CBIRC against the Company during the reporting period:

During the reporting period, no regulatory measure was adopted by the Former CBIRC and its local offices against the Head Office of the Company and there were 45 regulatory measures against its branches at the provincial level and below.

3.	KEY INDICATORS

(1)	Solvency Ratio Indicators

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter	Predicted figures of the Following Quarter under the Basic Scenario
Admitted assets	5,537,686	5,371,644	5,606,857
Admitted liabilities	4,505,868	4,314,852	4,543,922
Actual capital	1,031,818	1,056,792	1,062,935
Core Tier 1 capital	666,207	683,678	686,378
Core Tier 2 capital	43,316	58,088	54,476
Supplementary Tier 1 capital	319,502	312,501	319,290
Supplementary Tier 2 capital	2,793	2,525	2,791
Minimum capital for quantitative risk	513,396	510,900	518,344
Minimum capital for control risk	-8,163	-8,123	-8,242
Additional minimum capital	—	—	—
Minimum capital	505,233	502,777	510,102
Core solvency surplus	204,290	238,989	230,752
Comprehensive solvency surplus	526,585	554,015	552,833
Core solvency ratio	140.43%	147.53%	145.24%
Comprehensive solvency ratio	204.23%	210.19%	208.38%

(2)	Regulatory and Monitoring Indicators of Liquidity Risk

Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Figures of the Preceding Quarter
Liquidity coverage ratio
Overall liquidity coverage ratio of the Company under the basic scenario[1] (LCR1)
within 3 months	185%	155%
within 12 months	115%	113%
Overall liquidity coverage ratio of the Company under the required testing stressed scenario[2] (LCR2)
within 3 months	584%	647%
within 12 months	185%	192%
Liquidity coverage ratio without considering asset realization under the required testing stressed scenario[3] (LCR3)
within 3 months	109%	146%
within 12 months	87%	97%
Overall liquidity coverage ratio of the Company under the self-testing stressed scenario[2] (LCR2)
within 3 months	2196%	2652%
within 12 months	675%	689%
Liquidity coverage ratio without considering asset realization under the self-testing stressed scenario[3] (LCR3)
within 3 months	460%	663%
within 12 months	351%	379%
Backtracking adverse deviation rate of net cash flow from operating activities[4]	89%	15%
Cumulative net cash flow of the current year	62,924	39,862
Net cash flow of the preceding fiscal year	65,443	65,443
Net cash flow of the fiscal year prior to the preceding fiscal year	2,901	2,901
Net cash flow from operating activities[5]	256,919	171,093
Net cash flow from operating activities of participating account[6]	-14,516	-19,595
Net cash flow from operating activities of universal account[7]	65,822	44,520
Proportion of cash and liquidity management tools[8]	4.35%	3.80%
Quarterly average of financing leverage ratio[9]	1.86%	1.45%
Proportion of domestic fixed-income assets under (including) class AA10	0.21%	0.20%
Proportion of listed stock investment with a shareholding of over 5%[11]	0.61%	0.56%
Proportion of receivables[12]	0.98%	1.05%
Proportion of holding related-party assets[13]	1.80%	1.95%

Notes:

1.

Overall liquidity coverage ratio of the Company under the basic scenario = (Cash inflows of the Company under the basic scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the basic scenario × 100%

2.

Overall liquidity coverage ratio of the Company under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date + the amount of realizable liquid asset reserves) ÷ Cash outflows of the Company under the stressed scenario × 100%

3.

Liquidity coverage ratio without considering asset realization under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the stressed scenario × 100%

4.

Backtracking adverse deviation rate of net cash flow from operating activities = (Actual value of net cash flow from operating activities – Predicted value of net cash flow from operating activities) ÷ Absolute value of the predicted value of net cash flow from operating activities

5.	Net cash flow from operating activities = Cumulative cash inflows from operating activities of the current year – Cumulative cash outflows from operating activities of the current year
6.

Net cash flow from operating activities of participating account = Cumulative cash inflows from operating activities of participating account of the current year – Cumulative cash outflows from operating activities of participating account of the current year

7.

Net cash flow from operating activities of universal account = Cumulative cash inflows from operating activities of universal account of the current year – Cumulative cash outflows from operating activities of universal account of the current year

8.

Proportion of cash and liquidity management tools = Book value of cash and liquidity management tools at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

9.

Quarterly average of financing leverage ratio = Arithmetic average of total balance of inter-bank lending and bonds sold under agreements to repurchase at the end of each month within a quarter ÷ Ending balance of total assets × 100%

10.

Proportion of domestic fixed-income assets under (including) class AA = Book value of domestic fixed-income assets under (including) class AA at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

11.	Proportion of listed stock investment with a shareholding of over 5% = Total book value of listed stock investment with a shareholding of over 5% ÷ Ending balance of total assets × 100%
12.

Proportion of receivables = (Book value of premiums receivable at the end of the period + Book value of reinsurance accounts receivable at the end of the period) ÷ Ending balance of total assets × 100%

13.	Proportion of holding related-party assets = Total investment assets of counterparties (who are related parties) held ÷ Ending balance of total assets × 100%

(3)	Key Operating Indicators

Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Cumulative Figures of the Current Year
Gross written premiums	142,894	470,115
Net income	-2,701	14,296
Total assets	5,513,683	5,513,683
Net assets	450,342	450,342
Insurance contracts liabilities	4,215,868	4,215,868
Basic earnings per share (RMB)	-0.06	0.57
Net assets yield[1]	-0.59%	3.20%
Total assets yield[2]	-0.05%	0.27%
Net Investment yield[3]	0.62%	1.64%
Comprehensive investment yield[4]	0.77%	1.99%

Notes:

1.	Net assets yield = Net profit ÷ [(Net assets at the beginning of the period + Net assets at the end of the period) ÷ 2] × 100%
2.	Total assets yield = Net profit ÷ [(Total assets at the beginning of the period + Total assets at the end of the period) ÷ 2] × 100%
3.

Net investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

4.

Comprehensive investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange + Net change in fair value of financial assets available for sale – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

The key operating indicators are the results of data calculated according to the “Solvency Regulatory Rules for Insurance Companies No. 18: Solvency Report”.

4.	RISK MANAGEMENT CAPABILITY

(1)	Type of the Company

1)

In accordance with the requirements under Article 5 and Article 6 of the “Solvency Regulatory Rules for Insurance Companies No. 12: Solvency Aligned Risk Management Requirements and Assessment” with respect to the criteria for classification of companies, the Company is a Type I insurance company.

2)

The Company is a life insurance company established in Beijing, China on June 30, 2003 according to the Company Law and the Insurance Law of the People’s Republic of China, and was listed overseas in December 2003 and returned to the domestic A-share market for listing in January 2007.

3)	In 2022, the Company had written premium of RMB690,730 million (unaudited), total assets of RMB5,145,794 million and 36 provincial branches.

(2)	Assessment Results of the Recent Solvency Aligned Risk Management Requirements and Assessment

The Former CBIRC conducted an assessment of Solvency Aligned Risk Management Requirements and Assessment (SARMRA) on the Company in 2022. According to the “Letter of Opinions from the Solvency Supervision Department of the CBIRC Regarding the 2022 SARMRA On- site Assessment of China Life Insurance Company Limited” (Yin Bao Jian Chang Fu [2023] No. 14), the Company got a score of 84.83 in the 2022 assessment and the respective scores in nine areas are as follows:17.05 in the foundation and environment of risk management, 8.01 in the objectives and tools of risk management, 8.5 in insurance risk management, 8.33 in market risk management, 8.5 in credit risk management, 8.38 in operational risk management, 8.74 in strategic risk management, 8.6 in reputational risk management, and 8.72 in liquidity risk management.

(3)	Measures for the Improvement of Risk Management Adopted During the Reporting Period and Their Progress

Firstly, the Company further deepened the construction of its risk management system. In light of the latest administrative requirements under the “Solvency Regulatory Rules II for Insurance Companies” with respect to liquidity risks and reputational risks and after taking into account the actual situation of its business operation and management, the Company revised and optimized the “Measures for the Administration of Liquidity Risks” and the “Measures for the Administration of Reputational Risks”. These internal rules and regulations further defined the application of certain provisions, consolidated the existing requirements of and introduced additional requirements to certain risk management processes, and adjusted the relevant management responsibilities of certain divisions.

Secondly, the Company continued to optimize the top-level design for risk management by organizing and holding meetings of the Risk Management and Consumer Rights Protection Committee under the Board of Directors to strengthen the coordinating and leading roles of the Board of Directors and its specialized committees in risk management. In this design, the function of the Risk Management Committee on overall risk management and control was further highlighted. The Committee organized and held a total of two meetings of the Risk Management Committee for the first half of 2023, further focused on the research and analysis on key issues, strengthened its efforts to keep track of outstanding risks, and effectively enhanced its capability in risk prevention and defusion.

Thirdly, the Company vigorously promoted the construction of information-oriented risk management, consistently intensified rigid system controls, and fully empowered risk management and control by technological means. The Company deeply participated in any risk portrait projects carried out by the Group in respect of group companies, created a unified risk indicator system and data governance standards, and effectively enhanced the timeliness, accuracy and consistency of risk data. Meanwhile, the Company fully optimized risk monitoring and service network by gradually developing a panoramic risk view and specific risk view of its branches to show their risk status in a three-dimensional and vivid manner. The Company also accelerated the promotion of an intelligent early warning system for sale risks and a contact persons system for workplace risk control, and consistently enhanced its ability in risk monitoring and early warning, so as to significantly reinforce its risk prevention and control at the grassroot level. In addition, the Company continued to upgrade its information system for investment risk management to improve the standards of intelligent and automated risk analysis and monitoring.

(4)	Self-assessment on Risk Management

The Company continued to proceed with rectification and upgrading measures, sorted out and refined all existing issues on an individual basis, stepped up its efforts to rectify such issues, and continuously enhanced its capability of risk management, after making reference to the assessment opinions of the Former CBIRC’s inspection in 2022 and the Company’s self-assessment results, and taking into account the actual situation of its risk management.

5.	INTEGRATED RISK RATING (IRR) (CLASSIFICATION REGULATION)

(1)	Information of the Company’s IRR

To date, according to the C-ROSS Supervision Information System of the regulator, the results of the IRR of the Company in the fourth quarter of 2022 and the first quarter of 2023 were AA and AAA Category, respectively.

(2)	Self-assessment on Risks

The Company conducts an assessment on the insurance risk, market risk, credit risk, strategic risk, operational risk, reputational risk, liquidity risk and other risks faced by it on a quarterly basis, and a comprehensive risk management quarterly report will be prepared and submitted to the President’s Office of the Company for review.

For strategic risk, as China experienced better economic growth than previously expected in the first half of 2023, a progressive recovery was made in market demands, the economic development was improved with sound momentum, and its economic performance got off to a good start. A recovery of development was achieved in the life insurance industry while its growth rate continued to rise. The Company focused on conducting proper analysis on macro environment and policies, made accurate risk assessment and identification, and prepared a report of the management team of the Company on business operation and management every quarter and an evaluation report on the implementation of medium- to long-term planning every year through the regular monitoring and evaluation of strategic plan implementation, to strengthen the management of strategic risk. In general, the business structure and quality of the Company continued to stay healthy.

For operational risk, the Company consistently optimized the development of three management tools, namely loss data room for operational risk, self-assessment on risk control, and key risk indicators monitoring, further strengthened the construction of intelligent risk prevention and control, and promoted the operation of risk management by technological means to build an operational risk management system featuring full chain, which fully improved the efficiency in the management and control of operational risks. The Company also conducted an analysis on the loss data for operational risk as well as key risk indicators monitoring on a quarterly basis. The self-assessment of operational risks for 2023 was fully kicked off, covering all divisions at the headquarters, provincial, municipal and county levels and implementing the assessment requirement of “whole process and full coverage” in all aspects.

For reputational risk, the Company strictly and closely monitored public opinions through the real-time monitoring of media around the clock for seven days a week, and strengthened its efforts to analyze public opinions by grasping their main characteristics and development trends, in order to seize the initiative to address the public opinions. The Company enhanced its ability to publicly respond to negative public opinions, resulting in a higher public response rate. The public opinions on the Company remained stable in general and there was no major incident of reputational risk for the Company in this quarter.

For liquidity risk, the Company monitored the regulatory indicators and monitoring indicators for liquidity risk on a quarterly basis and carried out stress tests on cash flows in accordance with the requirements under the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk”. The Company constantly stepped up its effort in liquidity risk management pursuant to the regulatory requirements and its own regulations, and the liquidity risk of the Company remained at a lower level.

6.	SIGNIFICANT EVENTS

(1)	Branches

Provincial branches newly approved for operation during the reporting period:

No event involving major branches occurred.

(2)	Material Reinsurance Contracts

1)	Material reinsurance inward contracts entered into during the reporting period:

No event involving material reinsurance inward contracts occurred.

2)	Material reinsurance outward contracts entered into during the reporting period:

No event involving material reinsurance outward contracts occurred.

(3)	Top Three Products During the Reporting Period in Terms of Surrender Payment and Comprehensive Surrender Rate

1)	Top three products during the reporting period in terms of surrender payment

Unit: RMB million

			Current quarter		Cumulative figures for the year
Name of products	Type of products	Sales channel	Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Xin Ying Annuity Insurance (Type A)	Traditional	Exclusive individual agent, etc.	1,188	34.40%	5,170	59.16%
Kang Ning Whole Life Insurance	Traditional	Exclusive individual agent, etc.	605	0.15%	1,288	0.33%
China Life Happy Life Annuity Insurance (Participating Insurance)	Participating	Exclusive individual agent, etc.	557	0.35%	1,209	0.76%

2)	Top three products during the reporting period in terms of comprehensive surrender rate

Unit: RMB million

			Current quarter		Cumulative figures for the year
Name of products	Type of products	Sales channel	Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Xin Ying Annuity Insurance (Type A)	Traditional	Exclusive individual agent, etc.	1,188	34.40%	5,170	59.16%
China Life Xin Ying Annuity Insurance (Type B)	Traditional	Exclusive individual agent, etc.	3	17.85%	10	33.06%
China Life Supplemental Care for Lifetime Long-term Health Insurance	Traditional	Exclusive individual agent, etc.	0.01	16.06%	0.01	16.89%

The surrender rate is the result of data calculated according to the formula of comprehensive surrender rate set out in the “Solvency Regulatory Rules for Insurance Companies No. 18: Solvency Report”.

(4)	Major Investments

Major investments made during the reporting period:

Unit: RMB million

				Investment amount
No.	Type	Investment target	Time of investment	At the beginning of the period	At the end of the period	Change	Book value at the end of the period
1	Subsidiary	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	May 2023	2,602	3,771	1,169	3,771
2	Joint venture	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	May 2023	2,129	2,361	232	2,637
3	Joint venture	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	April 2023	14,731	15,627	896	15,812

It was determined after an assessment that the above major investments had no material impact on the solvency ratios of the Company.

(5)	Significant Investment Losses

Significant investment losses incurred during the reporting period:

No event involving significant investment losses occurred.

(6)	Major Financing Activities

Major financing activities carried out during the reporting period:

No event involving major financing activities occurred.

(7)	Major Connected Transactions

Major connected transactions occurred during the reporting period:

Major connected transactions have been disclosed on the official website of the Company. For specific information, please logon (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Special Matters) for inspection.

(8)	Material Guarantees

1)	Executed material guarantee contracts existed during the reporting period:

No event involving material guarantee contracts occurred.

2)	Outstanding material guarantee contracts existed as of the date of the solvency report:

No event involving outstanding material guarantee contracts occurred.

(9)	Other Significant Events

No other significant event occurred that had a material effect on the solvency of the Company.

7.	MANAGEMENT ANALYSIS AND DISCUSSION

(1)	Change of Solvency Ratios and the Reasons therefor

As at June 30, 2023, the core solvency ratio and comprehensive solvency ratio of the Company were 140.43% and 204.23%, respectively, representing the decrease of 7.10 percentage points and 5.96 percentage points as compared to those as at the end of the previous quarter. The main reason for the change is divided into two aspects: firstly, actual capital decreased by RMB24,974 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio decreased by 4.96 percentage points. In particular, admitted assets rose by RMB166,042 million from the end of the previous quarter, which was primarily due to an increase of RMB135,917 million in investment assets and an increase of RMB34,259 million in cash and liquidity management tools; and admitted liabilities rose by RMB191,016 million from the end of the previous quarter, which was mainly attributable to an increase of RMB86,011 million in reserve liabilities and an increase of RMB70,689 million in financial liabilities. Secondly, the minimum capital rose by RMB2,456 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio decreased by 1.00 percentage point. In particular, the minimum capital for insurance risk grew by RMB1,586 million, the minimum capital for market risk rose by RMB730 million, and the minimum capital for credit risk increased by RMB1,624 million. In general, the core solvency ratio and comprehensive solvency ratio of the Company are well above the regulatory requirements, and the Company has sufficient solvency.

(2)	Change of Regulatory Indicators for Liquidity Risk and the Reasons therefor

As at the end of the second quarter of 2023, the regulatory indicators for liquidity risk of the Company were conformed to the regulatory standards. There was no significant change in the liquidity coverage ratio as compared to that of the previous quarter. Backtracking of net cash flow from operating activities has shown positive deviation, and the net cash flow of the second quarter amounted to RMB23,062 million. Pursuant to the provisions of the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk” and the relevant requirements, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

(3)	Analysis of the Change in the IRR Results

According to the C-ROSS Supervision Information System of the regulator, the result of the IRR of the Company in the first quarter of 2023 was AAA Category, which maintained at A Category for 20 consecutive quarters and remained stable.

(4)	Analysis of the Key Risks Faced by the Company

In light of the financial environment and capital market, and after taking into account the measures adopted and initiatives taken by it in respect of risks, the Company has carried out a comprehensive analysis of the key risks affecting its solvency, the specific details of which are as follows:

Currently, both internal and external economic and financial environments remain complicated and volatile with increasing uncertainties and unpredictable factors. Affected by multiple factors such as low market interest rates, volatilities dominated in the equity market and continual adjustments to the stock market, the market risk and credit risk management involving insurance assets continue to be under pressure. On the other hand, as the threshold of publication by new media and we media decreases, the reputational risk incidents of the insurance industry in relation to, among others, misleading sales and corporate governance occur from time to time. Especially in the current environment, the reputational risk is further released, which is unexpected, contagious and external, and the black industry chain such as illegal policy surrender and web hyper may create malicious hype and add fuel to the fire, which will lead to an increase in the number of complaints in the industry with negative public opinions rising as a whole, and also bring greater challenges to the reputational risk management of the Company.

8.	OPINIONS FROM EXTERNAL INSTITUTIONS

(1)	Reports Received from External Institutions During the Reporting Period

1)	Audit reports received from auditors during the reporting period:

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0423), and was of the view that the special financial statements for solvency issued by the Company on December 31, 2022 were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the special financial statement for solvency (such as the “Solvency Regulatory Rules II for Insurance Companies”, the “Notice of the CBIRC Regarding the Printing and Issue of the Solvency Regulatory Rules II for Insurance Companies” (Yin Bao Jian Fa [2021] No. 51), the “Notice of the CBIRC Regarding the Matters Relevant to the Implementation of the Solvency Regulatory Rules II for Insurance Companies” (Yin Bao Jian Fa [2021] No. 52) and the 2022 Financial Statements and Relevant Financial and Accounting Records approved by the Board of Directors of the Company, etc.).

2)	Review reports received during the reporting period:

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued a review report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0438), and was of the view that the report on solvency stress test was prepared and presented, in all material respects, in accordance with the requirements under the “Solvency Regulatory Rules for Insurance Companies No. 10: Stress Test”.

3)	Credit rating reports received from rating agencies during the reporting period:

The Company received the 2023 credit rating reports from two rating agencies, Standard & Poor’s and Fitch Ratings, and announcements on the quarterly credit rating information from two rating agencies, China Chengxin and China Credit Rating. Standard & Poor’s maintained the corporate credit rating of the Company as A+, with stable outlook; and Fitch Ratings maintained the corporate credit rating of the Company as A+, with stable outlook. China Chengxin maintained the corporate credit rating of the Company as AAA, with stable outlook; and China Credit Rating maintained the corporate credit rating of the Company as AAA+, with stable outlook. In comparison with the results of the previous period, the results of credit rating were unchanged. The Company will continue to keep a close eye on its own credit rating.

(2)	Change of External Institutions During the Reporting Period

No relevant circumstance occurred during the reporting period.

9.	ACTUAL CAPITAL

(1)	Admitted Assets

Unit: RMB million

	Figures of the Current Quarter			Figures of the Preceding Quarter
Items	Book Value	Unadmitted Value	Admitted Value	Book Value	Unadmitted Value	Admitted Value
Cash and liquidity management tools	234,915	—	234,915	200,656	—	200,656
Investment assets	4,629,645	602	4,629,043	4,493,727	601	4,493,126
Equities in subsidiaries, joint ventures and associates	179,061	-10,942	190,003	187,585	-10,206	197,791
Reinsurance assets	7,749	-27,285	35,034	7,613	-27,605	35,218
Receivables and prepayments	374,529	—	374,529	370,849	—	370,849
Fixed assets	48,514	—	48,514	48,755	—	48,755
Land use rights	7,181	—	7,181	7,241	—	7,241
Assets held in separate accounts	7	—	7	7	—	7
Other admitted assets	32,082	13,622	18,460	25,569	7,568	18,001

Total	5,513,683	-24,003	5,537,686	5,342,002	-29,642	5,371,644

(2)	Admitted Liabilities

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Reserve liabilities	3,581,084	3,495,073
Financial liabilities	561,611	490,922
Payables and advance receipts	250,859	235,999
Estimated liabilities	—	—
Liabilities of separate accounts	7	7
Capital liabilities	28,071	10,232
Other admitted liabilities	84,236	82,619

Total	4,505,868	4,314,852

(3)	Actual Capital

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core Tier 1 capital	666,207	683,678
Net assets	450,342	465,126
Adjustments to net assets	215,865	218,552
Book value of unadmitted assets	-14,224	-8,169
Difference between admitted value and book value of long-term equity investments	10,942	10,206
Fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.)	—	—
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	-13,154	-12,620
Catastrophe risk reserves for agricultural insurance	—	—
Policy future surplus included in Core Tier 1 capital	205,016	201,530
Amount of capital instrument attributable to liabilities that meets the Core Tier 1 capital standards and could be included in Core Tier 1 capital as required	—	—
Other adjustments stipulated by the CBIRC	27,285	27,605
Core Tier 2 capital	43,316	58,088
Preferred stock	—	—
Policy future surplus included in Core Tier 2 capital	71,388	68,320
Other Core Tier 2 capital	—	—
Less: the amount that should be deducted for exceeding the limit	28,072	10,232

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Supplementary Tier 1 capital	319,502	312,501
Subordinated term debt	—	—
Capital supplementary bonds	34,998	34,997
Convertible subordinated debt	—	—
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	13,154	12,620
Amount of fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.) that could be included in the Supplementary Tier 1 capital	—	—
Policy future surplus included in the Supplementary Tier 1 capital	271,350	264,884
Other Supplementary Tier 1 capital	—	—
Less: the amount that should be deducted for exceeding the limit	—	—
Supplementary Tier 2 capital	2,793	2,525
Contingent capital and other Supplementary Tier 2 capital	—	—
Policy future surplus included in the Supplementary Tier 2 capital	2,793	2,525
Less: the amount that should be deducted for exceeding the limit	—	—

Total of actual capital	1,031,818	1,056,792

10.	MINIMUM CAPITAL

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	513,396	510,900
Total of minimum capital for life insurance risk	114,370	113,264
Life insurance risk – minimum capital for loss risk	86,550	85,913
Life insurance risk – minimum capital for surrender risk	59,161	58,269
Life insurance risk – minimum capital for expense risk	14,611	14,505
Life insurance risk – risk diversification effect	45,952	45,423
Total of minimum capital for non-life insurance risk	12,113	11,633
Non-life insurance risk – minimum capital for premium and reserve risk	12,113	11,633
Non-life insurance risk – minimum capital for catastrophe risk	—	—
Non-life insurance risk – risk diversification effect	—	—
Market risk – total of minimum capital	482,480	481,750
Market risk – minimum capital for interest rate risk	220,242	223,893
Market risk – minimum capital for equity price risk	444,927	440,278
Market risk – minimum capital for property price risk	16,338	17,382
Market risk – minimum capital for overseas fixed income asset price risk	245	240
Market risk – minimum capital for overseas equity asset price risk	27,632	32,235
Market risk – minimum capital for exchange rate risk	5,160	5,353
Market risk – risk diversification effect	232,064	237,631
Credit risk – total of minimum capital	82,162	80,538
Credit risk – minimum capital for interest spread risk	48,091	44,619
Credit risk – minimum capital for counterparty default risk	55,671	56,816
Credit risk – risk diversification effect	21,600	20,897

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Quantitative risk diversification effect	126,888	125,043
Loss absorption effect of special types of insurance contracts	50,841	51,242
Loss absorption adjustment – not considering upper bound	50,841	51,242
Upper bound for loss absorption effect adjustment	211,777	213,420
Minimum capital for control risk	-8,163	-8,123
Additional minimum capital	—	—
Counter-cyclical additional minimum capital	—	—
Additional minimum capital for D-SII	—	—
Additional minimum capital for G-SII	—	—
Other additional minimum capital	—	—
Total of minimum capital	505,233	502,777

This announcement is published in both Chinese and English. Should there be inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, August 23, 2023

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang

Non-executive Directors:	Wang Junhui, Zhuo Meijuan

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie